UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 4, 2014

Symmetry Medical Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-32374	35-1996126
(State or other jurisdiction	(Commission File Number)	(I.R.S.Employer
of incorporation)		Identification No.)

3724 N State Road 15,

Warsaw, Indiana 46582

(Address of principal executive offices)

(Zip Code)

Registrant’s telephone number, including area code: (574) 268-2252

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

Symmetry Medical Inc. (the “Company”) announced that it has entered into an Agreement and Plan of Merger, dated as of August 4, 2014 (the “Merger Agreement”), by and among the Company, TecoStar Holdings, Inc., a Delaware corporation, Tecomet, Inc., a Massachusetts corporation (“Parent”), and TecoSym, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Company, with the Company continuing after the merger as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”).

In addition and in connection with the Merger, the Company has entered into a Separation Agreement between Racecar Spinco, Inc. (“Spinco”) and the Company (the “Separation Agreement”). Pursuant to the Separation Agreement, the Company will transfer all of the assets and liabilities of its Symmetry Surgical Business to Spinco.

Pursuant to the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of common stock, par value $0.0001 per share, of the Company (the “Shares”), other than treasury Shares, Shares owned by any direct or indirect wholly-owned Subsidiary of the Company or Parent, Company Restricted Shares, Company Restricted Share Units and any Dissenting Shares, shall be canceled and shall be automatically (i) partially converted into the right to receive cash, without interest, in an amount equal to $7.50 per share and (ii) partially converted into the right to receive one quarter (0.25) of a share of common stock of Spinco (together, the “Merger Consideration”). All outstanding stock options to purchase shares of the Company’s common stock will be canceled and each holder will have the right to receive the Merger Consideration less the exercise price of such option, subject to any applicable withholding taxes.

The Company, Parent and Merger Sub have made customary representations and warranties and covenants in the Merger Agreement.

The Merger Agreement contains termination rights and provides that, upon termination of the Merger Agreement under certain circumstances, the Company may be required to pay Parent a termination fee equal to $13.5 million. Upon termination of the Merger Agreement under certain circumstances, Parent may be required to pay the Company a termination fee equal to $27 million.

The Merger is conditioned on, among other things, the approval and adoption of the Merger Agreement by the Company’s stockholders and the termination or expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Company and Parent have each agreed to use reasonable best efforts and, subject to certain limitations, take actions required in connection with obtaining such approvals.

The Company’s Board of Directors has unanimously approved the Merger Agreement and recommended that the Company’s stockholders approve and adopt the Merger Agreement.

The foregoing description of the Merger Agreement and the Separation Agreement is not complete and is qualified in its entirety by reference to the Merger Agreement and Separation Agreement filed hereto as Exhibits 2.1 and 2.2, respectively, and incorporated herein by reference. The Merger Agreement has been included to provide information regarding its terms. It is not intended to provide any other factual information about the Company. Such information can be found elsewhere in this Current Report on Form 8-K and in other filings the Company makes with the Securities and Exchange Commission (the “SEC”), which are available without charge at www.sec.gov.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between Symmetry Medical Inc. and Tecomet Inc. will be submitted to the stockholders of Symmetry Medical Inc. for their consideration. Symmetry Medical Inc. expects to file a preliminary proxy statement with the SEC and a definitive proxy statement on Schedule 14A, and Racecar Spinco, Inc. plans to file a Registration Statement on Form S-4 other documents with the SEC regarding the proposed transaction.

INVESTORS AND SECURITY HOLDERS OF SYMMETRY MEDICAL INC. ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of the preliminary proxy statement and other documents containing important information about Symmetry Medical Inc., Racecar Spinco, Inc. and Tecomet (including the definitive proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Symmetry Medical Inc. and Racecar Spinco, Inc. when and if available, can be obtained free of charge on Symmetry Medical’s website at www.symmetrymedical.com or by directing a written request to Symmetry Medical Inc., 3724 North State Road 15, Warsaw, Indiana 46582, Attention: Investor Relations.

Symmetry Medical Inc. and certain of its directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of Symmetry Medical Inc. in connection with the proposed transaction. Information about the directors and executive officers of Symmetry Medical Inc. is set forth in its Annual Report on Form 10-K, which was filed with the SEC on March 10, 2014 and the definitive proxy statement filed with the SEC on March 14, 2014. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation may also be included in the definitive proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Item 9.01       Financial Statements and Exhibits.

(d) The exhibits incorporated herein by reference or filed as part of this report are set forth in the attached Exhibit Index.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of August 4, 2014*
2.2	Separation Agreement, dated as of August 4, 2014*

* The schedules and exhibits to each of the Purchase Agreement and Separation Agreement have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished supplementally to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Symmetry Medical Inc.
(Registrant)

Date: August 4, 2014	By:	/s/ Fred L. Hite
Name: Fred L. Hite
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of August 4, 2014*
2.2	Separation Agreement, dated as of August 4, 2014*

* The schedules and exhibits to each of the Purchase Agreement and Separation Agreement have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished supplementally to the SEC upon request.